Exhibit 99.1

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2022 Q4/full-year results and 2023 guidance on February 15, 2023

Company also provides 2023 quarterly reporting dates

Toronto, Ontario, January 11, 2023 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) will release its 2022 fourth-quarter and full-year financial statements and operating results on Wednesday, February 15, 2023, after market close. The Company will also provide its full-year 2023 guidance, mineral reserve, and mineral resource statement as of December 31, 2022, and an exploration and project update. Kinross will hold a conference call and audio webcast on Thursday, February 16, 2023, at 8 a.m. ET to present the results, followed by a question-and-answer session.

The call-in numbers for the conference call on Thursday, February 16, 2023, at 8 a.m. ET are as follows:

Canada & US toll-free – +1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – +1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Passcode: 4915537

Outside of Canada & US – +1 (647) 362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ quarterly reporting schedule for the remainder of 2023 will be as follows:

•	Q1 2023 – Tuesday, May 9, 2023; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 10, 2023, at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – Wednesday, May 10, 2023; the meeting will be held at 10 a.m. ET.

•	Q2 2023 – Wednesday, August 2, 2023; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, August 3, 2023, at 8 a.m. ET.

•	Q3 2023 – Wednesday, November 8, 2023; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, November 9, 2023, at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 1 Kinross to announce 2022 Q4/full-year results and 2023 guidance on February 15, 2023	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 289-455-1950

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.

p. 2 Kinross to announce 2022 Q4/full-year results and 2023 guidance on February 15, 2023	www.kinross.com